MOL Plc.
Finance

[redacted]

06012819

12th April, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH. D.C.
152

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

Enclosure

INVESTOR NEWS

16 February 2006

Personnel change at MOL Group

MOL Hungarian Oil and Gas Company hereby announces that MOL and Slovnaft Board of Directors today acknowledged Mr. Kaššovic, the Slovnaft CEO and MOL Group's integrated Petrochemical Division manager's request of retirement as of 6th of March 2006.

Mr. Kaššovic retires after more than 37 years of successful work in Slovnaft, out of which over 13 years in key managerial positions (vice-CEO, vice-president and CEO). During his CEO-ship Slovnaft successfully completed several key strategic investments, through which Slovnaft refinery is one of the most complex refinery in Europe, already meeting EU-2009 fuel quality requirements.

To the position of the head of integrated Petrochemical Division of the MOL Group the Board of Directors of MOL elected as of 6th of March 2006 Mr. Árpád Olvasó, CEO and deputy chairman of the Board of Directors of TVK and the former head of Chemical Division and director of Chemical Portfolio Management of the MOL Group. Mr. Olvasó currently does not own securities issued by MOL.

Slovnaft Board of Directors appointed Mr. Oszkár Világi as the new CEO of Slovnaft as of 6th of March 2006.

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

9 March 2006

Proposed Transaction in Treasury Shares

Pursuant to Appendix 6 Nr. 31 of the Hungarian Capital Market Act of 2001 MOL Hungarian Oil and Gas Public Limited Company ("MOL") announced on March 9, 2006, that it plans to sign an agreement to sell approximately 6 million Series A Ordinary Shares of MOL currently held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey (22 Grenville Street, St Helier, Jersey, Channel Islands JE4 8PX). As announced by Magnolia, Magnolia plans to offer approximately € 690 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into Series A Ordinary Shares of MOL between years 5 and 10, to institutional investors outside the United States, Canada, Jersey, Japan, Hungary and Poland in reliance on Regulation S under the Securities Act of 1933, as amended. The issuance of the Capital Securities will not be governed by the Hungarian Capital Market Act, thus, it has not been approved by the Hungarian Supervision (PSZÁF). Morgan Stanley & Co. International Limited is acting as Sole Manager.

MOL also plans, concurrently with the sale, to enter into a swap agreement with Magnolia that will give MOL the option to buy back the Series A ordinary shares of MOL in certain limited circumstances.

MOL does not have any direct or indirect equity interest in or control right over Magnolia, but in accordance with the international accounting standards it will consolidate Magnolia in its IFRS financial reports.

Terms of the transaction are expected to be announced after the successful sale of the Capital Securities and the execution of the transaction documentation, which is expected to take place on or around March 10, 2006.

Further details on the transaction are available on MOL's website: www.mol.hu

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335

MOL Plc.

INVESTOR NEWS

14 March 2006

MOL announcement on successful testing of oil/gas well in Pakistan

MOL Hungarian Oil and Gas Company hereby announces successful completion of the testing of the Manzalai-2 well as a part of TAL Exploration Block, located in the Northern Western Frontier Province of Pakistan. Hydrocarbon exploration has been carried out in this block since 1999 by a consortium of companies including Oil and Gas Development Co. Ltd (OGDCL), Pakistan Petroleum Limited (PPL), Pakistan Oilfields Ltd (POL) and Government Holdings (Pvt.) Ltd (GHPL) with MOL as an Operator of this Joint Venture. MOL has a 10% interest in the consortium.

Manzalai-2 Drill Stem Tests have been concluded for four zones and the well has produced test volumes of gas and condensate with different flowing capacities from each zone. Samana Suk was tested at around 22 MMscf/day gas and 428 bbl/day condensate, Lumshiwal 24 MMscf/day gas and 489 bbl/day condensate. Hangu 25 MMscf/day gas and 450 bbl/day condensate and Lockhart at 16.6 MMscf/day gas and 274 bbl/day condensate through 32/64" choke. The daily standard production volume of gas and condensate from this well will be confirmed after reviewing the requirements and technical specifications in the future.

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

▶ MOL Plc.

INVESTOR NEWS

14 March, 2006

Sale of treasury shares

MOL Hungarian Oil and Gas Public Limited Company announces ("MOL") that on March 13, 2006 it has signed a share purchase agreement to sell 6,007,479 Series A Ordinary Shares of MOL currently held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey (22 Grenville Street, St Helier, Jersey, Channel Islands JE4 8PX), at a price of HUF 20515 per share. The broker for the stock exchange transactions is ING Bank (Hungary) Rt ("ING").

Pursuant to Section 67 of the Hungarian Capital Markets Act of 2001 Magnolia has announced that upon successful and unconditional closing of the transactions it will acquire 5.58 % of influence in MOL represented by 6,007,479 Series A Ordinary Shares of MOL.

Upon successful and unconditional closing of the transactions MOL will have 1,404,217 Series A Ordinary Shares and 578 Series C Ordinary Shares both held in treasury.

Magnolia announced the sale of up to € 610 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into the Series A Ordinary Shares of MOL between March 20, 2011 and March 12, 2016 ("Exchange Period"), to international financial investors. Capital Securities were sold at nominal value and with a fixed interest rate of 4.00 % per annum for the first ten years, based on an exchange rate of HUF 26,670 per share. Morgan Stanley & Co. International Limited was acting as sole manager of the issue of Capital Securities.

MOL has also, concurrently with the sale, entered into a swap agreement in principle with Magnolia that, gives MOL a call option to buy back all or some of the Series A Ordinary Shares of MOL, in certain limited circumstances at a volume weighted average price during certain period before exercising the option right. Additionally in case the Capital Securities holders did not or partially exercise their conversion right, upon expiration of the Exchange Period and quarterly afterwards MOL is entitled to buy back the Series A ordinary shares, which have not been exchanged yet. In case Magnolia redeems the Capital Securities after 2016 and the trading price of MOL ordinary shares is below EUR 101.54 per share, MOL will pay the difference.

MOL does not have any direct or indirect equity interest in or control right over Magnolia, but will consolidate Magnolia for IFRS purposes.

Further details on the transaction are available on MOL's website: www.mol.hu

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335

▶ **MOL Plc.**

INVESTOR NEWS

20 March 2006

Treasury share transaction

MOL Hungarian Oil and Gas Public Limited Company sold 6,007,479 A Series Ordinary Shares of MOL to Magnolia Finance Limited at a price of HUF 20,515 per share on March 20 2006, in the Budapest Stock Exchange, according to the announcement in March 14 2006. The broker for the stock exchange transactions was ING Bank (Hungary) Rt. After the settlement MOL will have 1,404,217 A Series Ordinary Shares and 578 C Series Ordinary Shares both held in treasury.

Pursuant to Section 67 of the Hungarian Capital Markets Act of 2001, Magnolia has announced that after the settlement it will acquire 5.58 % of influence in MOL.

For further information, please contact:

Investor Relations	+36 1 464 4725
facsimile:	+36 1 464 1335
MOL Communication	+36 1 464 1351
Citigate Dewe Rogerson	+44 (0) 207 282 2924

▶ **MOL Plc.**

INVESTOR NEWS

24 March 2006

MOL Hungarian Oil and Gas Public Limited Company
(H-1117 Budapest, Október huszonharmadika u. 18.)
convenes its
ORDINARY ANNUAL GENERAL MEETING
at 10.00 a.m. on April 27, 2006 (Thursday)

in the Danubius Thermal & Conference Hotel Helia

(XIII. Budapest, Kárpát u. 62-64)

The Board of Directors convenes the ordinary annual general meeting with the following agenda:

1. Closing the business year 2005:
   - Report of the Board of Directors on the 2005 business operation as prescribed by the Act on Accounting, presentation of the proposal for the financial statements (parent company and consolidated in compliance with International Financial Reporting Standards as adopted by the European Union ("IFRS")) and distribution of profit after taxation
   - The auditor's report on the 2005 report, closing statement
   - Report of the Supervisory Board on the 2005 reports and the proposal for the distribution of profit after taxation
   - Decision on the 2005 financial statements of the company as prescribed by the Act on Accounting (parent company and consolidated in compliance with IFRS), distribution of profit after taxation, amount of dividend
   - Decision on the approval of the corporate governance declaration

2. Appointment of the auditor and determination of its remuneration

3. Authorization of the Board of Directors to acquire treasury shares

4. Amendment of the Company's name, branch offices, business premises and scope of activity as well as the related amendments of Article 3 (Name of the company), Article 4 (Business premises and branch offices) and Article 5 (Scope of activity) of the Articles of Association

5. Amendment of the Articles of Association:

- The amendment of the articles relating the convening and procedure of the general meeting; registration of the shareholders or the nominees; shareholder proxy; closing of the share register and blocking of shares following the closing of the share register
- The amendment of the articles related to the Board of Directors and the Supervisory Board
- The authorisation of the Board of Directors in the Articles of Association to amend the Company's name, seat, business premises and branch offices and the Company's scope of activity, except for the main activity
- The amendment of the articles relating to the payment of dividend

6. Approval of the amended charter of the Supervisory Board;

7. Appointment of the audit committee of the Company from the independent members of the Supervisory Board

8. Approval of the principles and the framework of company's long-term incentive scheme for senior employees

If the general meeting does not have a quorum at the announced date and time, the Board of Directors convenes the repeated general meeting with the same agenda, at the same venues, on the same day (April 27, 2006) at 11.00 a.m. Such repeatedly convened general meeting shall have a quorum for issues originally put on the agenda irrespective of the number of the shareholders present or represented.

Documents and proposals related to the agenda items shall be available upon verifying the shareholder's title from March 29, 2006 at the Shareholders Office of KELER Rt. (address: 1075 Budapest, Asbóth u. 9-11) on any working day between 09.00 a.m. and 03.00 p.m., or can be personally taken over at the venue of the general meeting on April 27, 2006.

Conditions of participation and exercise of voting rights at the general meeting:

Shareholders shall be entitled to exercise their voting rights only if they are registered in the Share Register at least eight (8) business days prior to the date of the general meeting (i.e. on April 14, 2006). Upon instruction of the Board of Directors KELER Rt. shall close the Share Register at 03.00 p.m. on April 14, 2006, and no application for registration shall be accepted by April 28, 2006. **Record date of shareholder identification shall be April 13, 2006.** The depositary shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders. The depositary shall provide information for the shareholders on the deadlines of instructions given to the depositary. If the depositary fails or neglects to fulfil such obligation, MOL will have no responsibility for the consequences of such failure or negligence. Shareholders may check and obtain information in respect of their registration by phone (06-80-390-207) or personally at the Shareholders Office of KELER Rt. (address: 1075 Budapest, Asbóth u. 9-11) on any working day between 09.00 a.m. and 03.00 p.m.

The general meeting shall have a quorum if the holders of shares representing more than half of the voting rights and, in case pursuant to Article 12.4 of the Articles of Association the agenda includes an item for which the affirmative vote of the holder of the „B" series of share is required, also the holder of the „B" series of share are present. When determining the quorum, restrictions specified under Articles

10.1 and 10.2 should be applied so that votes exceeding the 10% limit to which a shareholder is entitled shall be disregarded. Holders of registered ordinary shares shall be entitled for one (1) vote after each piece of „A" series of share with a par value of HUF 1,000 (i.e. one thousand forint) each with the restrictions specified in the Articles of Association.

Shareholders shall be entitled to participate in the general meeting either in person or through a proxy issued or by nominee (hereinafter together referred as „nominee") in accordance with the provisions of the Act No. CXLIV of 1997 on business associations and the Act No. CXX of 2001 on capital market. The Letter of Proxy for the nominee shall be prepared in the form of a public document or a private document with full probative force taking into account international agreements or reciprocity between Hungary and the country where the document was made. If the Letter of Proxy is prepared in any language other than Hungarian or English an official Hungarian or English translation shall be attached. Letters of Proxy shall be deposited at registration prior to the commencement of the general meeting. Letters of Proxy will be valid only for one general meeting, however, they will be also valid at the repeated general meeting, if any, reconvened due to lack of quorum. Persons holding Letters of Proxy should present appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary that can certify the powers of representations of the persons signing the Letters of Proxy. If the certification of the power of representation is in any language other than Hungarian or English an official Hungarian or English translation shall be attached.

In case of holders of GDRs issued pursuant to foreign law, The Bank of New York, as the issuer of such GDRs, shall be entitled to exercise rights of representation. Holders of GDRs will be entitled to exercise their voting rights by a Letter of Proxy issued in favour of The Bank of New York as the depositary, in accordance with the draft resolutions sent by the Board of Directors to the GDR holders through The Bank of New York. We request the GDR holders to obtain information on the detailed rules of procedure at the Bank of New York (101 Barclay Street, 22 West New York, NY 10286, Tel: 1 212 815 3503 Fax. 1 212 571 3050). MOL Investors Relations Department will be pleased to be at your disposal for further information as well (phone: +361 464 1395, fax: +361 464 1335).

The presentation of the certifications or other documents authorizing for participation will take place at the venue of the general meeting between 08.30 a.m. and 9.45 a.m.

We request our shareholders to kindly report for registration in time. The Board of Directors will accept applications for registration only until the closing of the attendance list. After closing the attendance list, those shareholders and nominees, who are not listed on the attendance list, are entitled to participate at the general meeting but cannot exercise their voting rights.

Pursuant to the Articles of Association no shareholder or shareholder group (as defined under Article 10.1.2. of the Articles of Association) may exercise more than 10% of the voting rights at the general meeting with the exception of the Hungarian Privatisation and Asset Holding Company, and the organisation(s) acting at the Company's request as depositary or custodian for the Company's shares or securities representing the Company's shares. Exemption from this restriction on voting rights shall be applicable to any depositary bank or custodian only if it can verify that the final person(s) entitled for exercising the shareholders rights associated with the shares and securities in deposit is (are) not subject to the restrictions specified in the Articles of Association. Holders of GDRs shall in advance provide documents to The Bank of New York verifying that they are not subject to the restrictions specified in the Articles of Association.

In addition, we also draw the attention of our shareholders that according to the provisions of the Article of Association those shareholders, who hold at least 2% of the Company's share either alone or together with other shareholders belonging to the same shareholder group, are obliged to report the precise size of their shareholding and the composition of the shareholder group specified under Articles 10.1.1 and 10.1.2 of the Articles of Association at the time of their registration in the Share Register. Pursuant to the Articles of Association if a shareholder asking for registration fails to comply herewith, or in case there is a reasonable ground to assume that a shareholder made false representation regarding his or her actual shareholding or the shareholding of his or her shareholder group , or in respect of the composition of the shareholder group; the Board of Directors is entitled to suspend the voting rights of such shareholder, in which case the voting right of the shareholder cannot be exercised until full compliance with the above requirements.

The Board of Directors
of MOL Hungarian Oil and Gas Public Limited Company

MOL Plc.

INVESTOR NEWS

31 March 2006

MOL-E.ON Ruhrgas International closed gas business transaction

MOL Hungarian Oil and Gas Company hereby announces that the sale of 100% stake of MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc. to E.ON Ruhrgas International was closed on 31 March 2006. Final conditions of the transaction are identical with those announced on 13 January 2006.

In line with the announced 2006-2010 strategy MOL intends to utilise the capital released from the gas midstream businesses, in its key upstream and downstream business segments, on value creating investments to support the continued growth of the Group.

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335

MOL Plc.

INVESTOR NEWS

6 April 2006

Retail portfolio optimization in Romania

MOL Hungarian Oil and Gas Company hereby announces that on 6 April 2006 it signed a sale and purchase agreement with SNP Petrom and OMV Romania on the sale of 30 retail stations and the simultaneous purchase of 11 stations in Romania. The transaction also includes the sale of MOL's Romanian Aviation business.

Following the closing of the transaction, MOL's retail market share will not change significantly and the transaction contributes to the optimization of MOL's retail network in Romania. In 2006 MOL plans to open 6 new stations in Romania to support our strategic targets in the country.

Closing of the transaction is subject to antimonopoly approval.

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

MOL Plc.

INVESTOR NEWS

7 April, 2006

Organisational change at MOL Group

MOL Hungarian Oil and Gas Company hereby announces that, from 10 April 2006, a new division called Corporate Centre will be set up to include the following functions: Management Services, Human Resources, Security and Protection, and Internal Audit. The Board of Directors of MOL appointed Mr. József Simola as Director of the Corporate Centre, an executive position, as of 7 April 2006. Mr. József Simola holds 6760 "A" Series MOL shares and 24 Convertible bonds.

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335

▶ **MOL Plc.**

INVESTOR NEWS

10 April 2006

Treasury share transaction

MOL Hungarian Oil and Gas Public Limited Company ("MOL") hereby announces that BNP Paribas SA ("BNP") and MOL signed an agreement on 10 April 2006 regarding Series "A" Ordinary Shares of MOL currently held in treasury.

According to this agreement, MOL will sell 1,404,217 Series "A" Ordinary Shares of MOL to BNP in a stock exchange transaction at market price on the Budapest Stock Exchange. The broker for the stock exchange transactions is expected to be ING Bank (Hungary) Rt.

Simultaneously with the share purchase agreement, MOL and BNP entered into option agreements, pursuant to which upon the completion of the transaction MOL will receive an American call option on these shares from BNP and BNP will receive a European put option on the same number of MOL shares from MOL. For both options the expiration date is 18 December 2006 and the exercise price is equal to the original selling price.

Upon the successful closing and settlement of the transaction MOL will have no Series "A" Ordinary Shares and 578 "C" Series Ordinary Shares in treasury.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL Plc.

INVESTOR NEWS

11 April 2006

Main financial data of MOL for 2005

Board of Directors of MOL Hungarian Oil and Gas Public Limited Company (H-1117 Budapest, Október huszonharmadika u. 18.)Hereby informs its stockholders that on the Ordinary Annual General Meeting hold in the Danubius Thermal & Conference Hotel Helia conference rooms (Budapest XIII. Kárpát u. 62-64.) at 10.00 am on 27 April 2006 (Thursday) the Board of Directors together with the Supervisory Board will propose to approve the financial statements of MOL Plc and MOL Group as follows:

Extract from the Company only balance sheet of MOL Plc as of 31 December 2005 in accordance with the Hungarian Act on Accounting (HAS) (HUF million)

Assets		Shareholders' equity and liabilities	
Non-current assets	1,108,774	Shareholders' equity	1,254,389
Current assets	827,784	Provisions	105,695
Prepayments	28,788	Liabilities	588,393
		Accruals	16,869
Total	1,965,346	Total	1,965,346

Extract from the consolidated balance sheet of MOL Group as of 31 December 2005 in accordance with International Financial Reporting Standards (IFRS) (HUF million)

Assets		Equity and liabilities	
Non-current assets	1,344,176	Equity attributable of the equity holders of the parent	983,279
Current assets	684,659	Minority interest	70,359
		Liabilities	975,197
Total	2,028,835	Total	2,028,835

Extract from the income statements of MOL Plc and MOL Group for the year ending on 31 December 2005 in accordance with Hungarian Act on Accounting (HAS) and International Financial Reporting Standards (IFRS) (HUF million)

	MOL Plc (HAS)	MOL Group (IFRS)
Net revenue	1,471,672	2 455,164
Profit from operation	159,793	304,436
Profit before tax	398,807	277,157
Net income	398,807	244,919

Effective 1 January 2005 the change in the Hungarian Act on Accounting allows the Group to prepare its consolidated financial statements in accordance with IFRS that have been adopted by EU.

Board of Directors proposal for the dividend after the financial year of 2005 is HUF 35 billion. Proposed dividend is not contained in the financial statements extracted above.

Board of Directors of MOL Hungarian Oil and Gas Public Limited Company

For further information, please contact:

Richard Benke	Investor Relations	+ 36 1 464 1395
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz I.	MOL Communication	+ 36 1 464 1016
David Westover	Citigate Dewe Rogerson	+ 44 20 7282 2886

▶ **MOL Plc.**

INVESTOR NEWS

11 April 2006

Treasury share transaction

MOL Hungarian Oil and Gas Public Limited Company sold 1,404,217 Series "A" Ordinary Shares of MOL to BNP Paribas SA at a price of HUF 24,350 per share on April 11 2006, on the Budapest Stock Exchange, in line with the announcement made on April 10 2006. The broker for the stock exchange transactions was ING Bank (Hungary) Rt.

After the settlement MOL will have no Series "A" Ordinary Shares and Series 578 "C" Ordinary Shares in treasury.

For further information, please contact:

Investor Relations	+ 36 1 464 4725
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 2924